UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
GHS125,000,000
14.75 per cent. Notes due 21 January 2022
payable in United States dollars
Series No.: 1216-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 19 January 2021

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of GHS125,000,000 14.75 per cent. Notes due 21 January 2022 payable in United States dollars (Series No.: 1216-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), and in the Pricing Supplement relating to the Notes dated 19 January 2021 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank N.A., London Branch, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 19 January 2021, the ADB entered into a Terms Agreement, filed herewith,

with J.P. Morgan Securities plc (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating GHS125,000,000 (payable in U.S.$21,331,058.02) for an issue price of 99.75 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be GHS124,687,500 (payable in U.S.$21,277,730.38). The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 21 January 2021. The Manager proposes to offer all the Notes to the public at the public offering price of 99.75 per cent of the principal amount of the Notes.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.75%	0.00%	99.75%
Total in GHS	GHS124,687,500	GHS0.00	GHS124,687,500
Total in U.S.$	U.S.$21,277,730.38	U.S.$0.00	U.S.$21,277,730.38

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$20,000*
Listing Fees (Luxembourg)	U.S.$906*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds
See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 9 December 2020.

(ii) Pricing Supplement dated 19 January 2021.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020.

(ii) Terms Agreement dated 19 January 2021.

(d) (i) Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

(ii) Prospectus and Pricing Supplement (see (a) above).

U.K. MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**U.K. MiFIR**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**U.K. MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

PRIIPs/IMPORTANT – EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area ("**EEA**"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "**MiFID II**"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "**Insurance Distribution Directive**"), where that customer would not qualify as a professional client, as defined in point (10) of Article 4(1) of MiFID II. Notes issued by ADB do not fall under the scope of Regulation (EU) No 1286/2014 (as amended, the "**PRIIPs Regulation**"). Consequently no key information document required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PRIIPs/IMPORTANT – U.K. RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom ("**U.K.**"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**EUWA**"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "**FSMA**") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "**U.K. PRIIPs Regulation**") for offering or selling the Notes or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

ADB does not fall under the scope of application of MiFID II or U.K. MiFIR. Consequently, ADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1216-00-2

GHS125,000,000

14.75 per cent. Notes due 21 January 2022
payable in United States dollars

Issue price: 99.75 per cent.

Manager

J.P. Morgan

The date of this Pricing Supplement is 19 January 2021.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of GHS125,000,000 14.75 per cent. Notes due 21 January 2022 payable in United States dollars (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1216-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of the Republic of Ghana ("New Ghanaian Cedi" or "GHS"), provided that if a successor lawful currency is introduced in the Republic of Ghana, the Calculation Agent, in its sole discretion, acting in good faith and in a commercially reasonable manner, shall make such adjustments to the terms and conditions of the Notes as it deems necessary to preserve the economics of the Notes for both the Issuer and the holders of the Notes.
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars ("U.S.$" or "U.S. dollars").
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S.$.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		GHS125,000,000 payable in U.S.$.
5.	(i)	Issue Price:	99.75 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	GHS124,687,500 (payable in U.S.$21,277,730.38 using the U.S.$/GHS exchange rate of 5.86).

3

6.		Specified Denominations (Condition 1(a)):	GHS100,000 payable in U.S.$.
7.	(i)	Issue Date (Condition 5(d)):	21 January 2021.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.		Maturity Date or Redemption Month (Condition 6(a)):	21 January 2022, subject to paragraph 16(v) below (which may be subject to adjustment under "Adjustments to Interest Payment Date and Maturity Date" as defined in the Appendix).
9.		Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.		Redemption/Payment Basis (Condition 6(a)):	Redemption at par, provided that the Final Redemption Amount shall be payable in U.S.$ determined in accordance with paragraph 23 below.
11.		Change of Interest or Redemption/Payment Basis:	Not applicable.
12.		Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.		Status of the Notes (Condition 3):	Senior.
14.		Listing:	Luxembourg Stock Exchange.
15.		Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.		Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i)	Rate(s) of Interest:	14.75 per cent. per annum, payable in arrear.

For avoidance of doubt, Interest Amount per Specified Denomination shall be computed as follows:

(Specified Denomination x Rate of Interest x Day Count Fraction) with the

entire amount rounded to the nearest second decimal place with GHS0.005 being rounded upwards. Such amount shall be converted to U.S.$ in accordance with paragraph 16(xii) below.

(ii)	Interest Payment Date(s):	21 January 2022, subject to paragraph 16(v) below (which may be subject to adjustment under "Adjustments to Interest Payment Date and Maturity Date" as defined in the Appendix).
(iii)	Interest Period End Date(s):	The Maturity Date.
(iv)	Interest Period End Date(s) adjustment:	Unadjusted.
(v)	Business Day Convention:	Following Business Day Convention.
(vi)	Fixed Coupon Amount(s):	GHS14,750 per Specified Denomination payable in U.S.$ on the Interest Payment Date, provided that the Fixed Coupon Amount shall be payable in U.S.$ in accordance with paragraph 16(xii) below.
(vii)	Broken Amount(s):	Not applicable.
(viii)	Relevant Financial Center:	Accra.
(ix)	Additional Business Center(s) (Condition 5(d)):	London and New York.
(x)	Day Count Fraction (Condition 5(d)):	30/360.
(xi)	Determination Date(s):	Not applicable.
(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Interest Amount will be paid on the Interest Payment Date in U.S.$ converted from GHS at the applicable Reference Rate (as defined in the Appendix) on the Reference Rate Fixing Date (as defined in the Appendix) in respect of the Interest Payment Date. The Fixed Coupon Amount per Specified Denomination payable in U.S.$ shall be GHS14,750 divided by the Reference Rate

(as defined in the Appendix).

Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount; provided, however, that the Final Redemption Amount will be paid on the Maturity Date in U.S.$ converted from GHS at the applicable Reference Rate (as defined in the Appendix) on the relevant Reference Rate Fixing Date (as defined in the Appendix).

The Final Redemption Amount per Specified Denomination payable in U.S.$ shall be: GHS100,000 divided by the Reference Rate (as defined in the Appendix). Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by the number of denominations (obtained by dividing the Aggregate Nominal Amount by the Specified Denominations) to arrive at the total Final Redemption Amount payable on the Maturity Date.

(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In the event that the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with "23. Final Redemption Amount" above plus accrued and unpaid interest, if any, as determined in accordance with "16. Fixed Rate Note Provisions (Condition 5(a))"; *provided* that for the purposes of such determination, the "Reference Rate Fixing Date" shall be the date that is no later than five (5) Accra, London and New York Business Days (as defined in the Appendix) prior to the date upon which the Notes become due and payable as provided in Condition 9.
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.
	(i)	Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
	(ii)	New Safekeeping Structure (NSS Form):	No.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and		Not applicable.

dates on which such Talons mature):

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.
33.		If non-syndicated, name of Dealer:	J.P. Morgan Securities plc.
34.		Additional selling restrictions:	The following paragraph shall be deemed to be set out under the headings "Republic of Ghana" in the section entitled "Plan of Distribution" in the Prospectus:

Republic of Ghana

"The Dealer represents, warrants and agrees that no action has been or will be taken in Ghana by the Dealer that would, or is intended to, permit a public offering of the Notes in Ghana or possession or distribution of the Prospectus, Pricing Supplement or any other offering material in Ghana."

| 35. | Prohibition of Sales to EEA and U.K. Retail Investors: | | Applicable. |

Operational Information

36.	(i)	ISIN:	XS2285179094.
	(ii)	CUSIP:	Not applicable.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.

| 37. | Common Code: | 228517909. |

| 38. | Details of benchmarks administrators and registration under Benchmarks Regulation: | Not applicable. |

| 39. | Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): | Euroclear and Clearstream, Luxembourg only. |

| 40. | Delivery: | Delivery against payment. |

| 41. | Additional Paying Agent(s) (if any): | Not applicable. |

| 42. | Governing Law: | English. |

| 43. | Intended to be held in a manner which would allow Eurosystem eligibility: | Not applicable. |

Additional Information

The Notes are denominated in GHS. Since the Republic of Ghana is not an ADB member country, ADB will not enjoy in the Republic of Ghana its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Recent Developments

On 22 May 2020, ADB's Board of Governors approved the following with respect to its 2019 reported net income of U.S.$1,530.5 million, after appropriation of guarantee fees to the special reserve:

> a. U.S.$461.2 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments account;
>
> b. U.S.$615.7 million be allocated to the ordinary reserve;
>
> c. U.S.$259.5 million be allocated to the Asian Development Fund;
>
> d. U.S.$130.0 million be allocated to the Technical Assistance Special Fund;
>
> e. U.S.$30.0 million be allocated to the Regional Cooperation and Integration Fund;
>
> f. U.S.$24.0 million be allocated to the Climate Change Fund; and
>
> g. U.S.$10.0 million be allocated to the Asia Pacific Disaster Response Fund.

On 1 September 2020, Ashok Lavasa succeeded Diwakar Gupta as Vice-President for Private Sector Operations and Public-Private Partnerships.

Performance of Rates of Exchange and Explanation of Effect on Value of Investment

Certain historical information in respect of the U.S.$/GHS foreign exchange rate is set out below. The payments of principal and interest received by holders of the Notes will be affected by the U.S.$/GHS foreign exchange rate. Information in respect of the U.S.$/GHS foreign exchange rate can also be found on Bloomberg.

Year Ended 31 December	High	Low
2009	1.5035	1.2743
2010	1.4863	1.4100
2011	1.6675	1.4775
2012	1.9590	1.6395
2013	2.3855	1.8855
2014	3.9000	2.3225
2015	4.4050	3.2050
2016	4.3800	3.7822
2017	4.7450	4.1300
2018	4.9981	4.3538

Year Ended 31 December	High	Low
2019	5.9152	4.8706
2020	5.8700	5.3117
Period From	**High**	**Low**
1 January 2021 – 14 January 2021	5.8700	5.8300

Source: Bloomberg (closing prices)

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Manager or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE MANAGER MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NONE OF THE ISSUER, THE MANAGER, OR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE AND THEY SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes. The information contained under the heading "Performance of Rates of Exchange and Explanation of Effect on Value of investment" above has been extracted from Bloomberg. ADB confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

ASIAN DEVELOPMENT BANK



By:_____

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

APPENDIX

Provisions Relating to U.S. Dollar Payments

The terms referenced below shall have the following specified meanings:

"Calculation Agent" means JPMorgan Chase Bank N.A., London Branch.

"Accra, London and New York Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Accra, Republic of Ghana, London and New York.

"Accra Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Accra, Republic of Ghana.

"Reference Rate Fixing Date" means the relevant Scheduled Reference Rate Fixing Date, subject to Valuation Postponement (as defined below).

"Scheduled Reference Rate Fixing Date" means the date that is five (5) Accra, London and New York Business Days prior to the Interest Payment Date, the Maturity Date or the date on which an amount in respect of the Notes becomes due and payable following an Event of Default, as the case may be, subject to adjustment in accordance with the Preceding Business Day Convention. If any Scheduled Reference Rate Fixing Date is an Unscheduled Holiday (as defined below), the relevant Reference Rate Fixing Date shall be postponed to the first following relevant Accra, London and New York Business Day, subject to the provisions in respect of any Unscheduled Holiday set out below under Deferral Period for Unscheduled Holiday.

"Reference Rate" means, in respect of any Reference Rate Fixing Date, the U.S.$/GHS spot rate, expressed as the amount of New Ghanaian Cedi per one U.S. Dollar as reported by Reuters Ltd. and published on Thomson Reuters Screen USDGHS12FIXM=WM page (or any replacement page or replacement service as may be implemented for the purpose of displaying the U.S.$/GHS spot rate) not later than 1:00 p.m., Accra time, on such Reference Rate Fixing Date. If a Price Source Disruption Event (as defined below) occurs on any Scheduled Reference Rate Fixing Date, then the Reference Rate for such Reference Rate Fixing Date shall be determined by the Calculation Agent in accordance with the provisions set out below under Fallback Provisions.

"Unscheduled Holiday" means a day that is not an Accra Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m., Accra time, two Accra Business Days prior to the relevant Reference Rate Fixing Date.

"Adjustments to Interest Payment Date and Maturity Date" means that if a Scheduled Reference Rate Fixing Date is adjusted in accordance with the Following Business Day Convention after the occurrence of an Unscheduled Holiday or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Reference Rate Fixing Date,

as applicable, shall be postponed by an equivalent number of day(s) that the Scheduled Reference Rate Fixing Date is postponed.

If any Interest Payment Date or Maturity Date is adjusted or postponed due to an Unscheduled Holiday or Valuation Postponement, no additional interest amount shall be payable in relation to such postponement.

Fallback Provisions:

A "Price Source Disruption Event" shall occur if it becomes impossible to obtain the Reference Rate on a Reference Rate Fixing Date.

Applicable Price Source Disruption Event Fallbacks

In the event of a Price Source Disruption Event, the Calculation Agent shall apply the following procedures (each, a "Price Source Disruption Event Fallback") for the determination of the Reference Rate in respect of the relevant Interest Payment Date, Maturity Date or other date on which an amount in respect of the Notes is due and payable, as the case may be, in the following order, until such Reference Rate can be determined.

1. Valuation Postponement	(as defined below)
2. Dealer Poll	(as defined below)
3. Calculation Agent Determination of Reference Rate	(as defined below)

"Valuation Postponement" means, for purposes of obtaining the Reference Rate, that the Reference Rate will be determined on the Accra, London and New York Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the relevant Reference Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Accra, London and New York Business Day after the Maximum Days of Postponement in accordance with the next applicable Price Source Disruption Event Fallback.

"Maximum Days of Postponement" means 14 calendar days.

"Dealer Poll" means, if the Valuation Postponement fails to produce the Reference Rate, the Calculation Agent will determine the Reference Rate for the relevant Reference Rate Fixing Date by requesting each of the Reference Dealers to provide a quotation of the U.S.$/GHS spot rate

for the sale of GHS and the purchase of U.S.$ (where U.S.$ is paid outside of the Republic of Ghana) at or about 1:00 p.m., Accra time, on such Reference Rate Fixing Date.

• If at least two quotations are provided, the Reference Rate will be the arithmetic mean of the quotations (rounded to the nearest four decimal points, with 0.00005 being rounded up) of the rates so quoted. The Calculation Agent shall communicate the quotes to the Issuer upon request; or

• if fewer than two (2) Reference Dealers provide a quotation as set forth above for the relevant Reference Rate Fixing Date, the Reference Rate will be determined in accordance with the Calculation Agent Determination of the Reference Rate (as defined below).

"Reference Dealers" means leading dealers, banks or banking corporations which deal in GHS, selected by the Calculation Agent.

"Calculation Agent Determination of the Reference Rate" means, if the Dealer Poll fails to produce the Reference Rate, then the Calculation Agent will in its sole discretion, acting in good faith and in a commercially reasonable manner, determine the Reference Rate for the relevant Reference Rate Fixing Date, taking into consideration all available information that in good faith it deems relevant.

Deferral Period for Unscheduled Holiday:

In the event any Scheduled Reference Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Reference Rate Fixing Date in respect thereof has not occurred on or before the 14th consecutive calendar day after the Scheduled Reference Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have been an Accra, London and New York Business Day but for the Unscheduled Holiday, shall be deemed to be the Reference Rate Fixing Date.

If an Unscheduled Holiday occurs between a Reference Rate Fixing Date and the Interest Payment Date or Maturity Date or the date upon which the Notes becomes due and payable following an Event of Default, such Reference Rate Fixing Date shall not be subject to any postponement or adjustment.

14

"Cumulative Events": Notwithstanding anything herein to the contrary, in no event shall the total number of consecutive calendar days during which either (i) the Reference Rate Fixing Date is postponed due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14-calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that would otherwise have been an Accra, London and New York Business Day, then such day shall be deemed to be a Reference Rate Fixing Date, and (y) if, upon the lapse of any such 14-calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period on which the Reference Rate would otherwise have been determined, then the Valuation Postponement shall not apply and the Reference Rate shall be determined by the next applicable Price Source Disruption Event Fallback.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1216-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

GHS125,000,000 14.75 per cent. Notes due 21 January 2022
payable in United States dollars

19 January 2021

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

J.P. Morgan Securities plc (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its GHS125,000,000 14.75 per cent. Notes due 21 January 2022 payable in United States dollars (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., London time, on 21 January 2021 (the "Settlement Date") at an aggregate purchase price of GHS124,687,500 payable in U.S. dollars in the amount of U.S.$21,277,730.38 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2.   Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.   ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in

2

relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.   The Manager represents, warrants and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.   The Manager represents, warrants and agrees that it has not offered, sold or otherwise made available, and will not offer, sell or otherwise make available, the Notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression "retail investor" means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "**MiFID II**"); or

(ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "**Insurance Distribution Directive**"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and

(b) the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable any investor to decide to purchase or subscribe for the Notes.

8.   The Manager represents, warrants and agrees that it has not offered, sold or otherwise made available, and will not offer, sell or otherwise make available, the Notes to any retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression "retail investor" means a person who is one (or more) of the following:

(i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**EUWA**"); or

(ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable any investor to decide to purchase or subscribe for the Notes.

9.   The Manager represents, warrants and agrees that no action has been or will be taken in Ghana by the Manager that would, or is intended to, permit a public offering of the Notes in Ghana or possession or distribution of the Prospectus, Pricing Supplement or any other offering material in Ghana.

10.   For purposes hereof, the notice details of the Manager are as follows:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group
Facsimile: +44-20-3493-0682
E-mail: Head_of_EMEA_DCMG@jpmorgan.com

11.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement

between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, *provided, however,* that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC



By:_____

Name: Keith Price
Title: Managing Director

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: _____
    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer